July 3, 2019

Alexandre Wagner Malfitani
Chief Financial Officer
AZUL SA
Edif cio Jatob , 8th floor, Castelo Branco Office Park
Avenida Marcos Penteado de Ulh a Rodrigues, 939
Tambor , Barueri, S o Paulo, SP 06460-040
Federative Republic of Brazil

       Re: AZUL SA
           Form 20-F for Fiscal Year Ended December 31, 2018
           Filed April 30, 2019
           File No. 001-38049

Dear Mr. Malfitani :

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2018

Item 3. Key Information
Statements of Operations Data , page 9

1. Please tell us and revise to disclose the nature of the items included in your adjustment to
       EBITDA titled "non-recurring events."
Item 5   Operating and Financial Review and Prospects
F. Tabular Disclosure of Contractual Obligations, page 103

2. Please revise your disclosure of contractual obligations to include purchase obligations, if any. In this regard, we note disclosure of R$14.9 billion of purchase commitments for the acquisition of aircraft. Refer to 20-F Item 5.F. In addition, please revise to disclose the
 Alexandre Wagner Malfitani
AZUL SA
July 3, 2019
Page 2
         basis on which interest on debt was determined.
Item 8. Financial Information
Legal Proceedings, page 121

3. Your disclosure of a total provision of R$22.8 million in respect of civil claims differs from the R$44.9 million disclosed in Note 27 to the financial statements on page F-68.
         Please reconcile these disclosures for us.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameAlexandre Wagner Malfitani                   Sincerely,
Comapany NameAZUL SA
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Corporation Finance
July 3, 2019 Page 2                                            Office of
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